Primary Business Name: DEALERWEB INC.   **BD Number: 19662**

BD - AMENDMENT

07/09/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
◉ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
AMEN, CHRISTOPHER RICHARD	I	EXECUTIVE REPRESENTATIVE	12/2016	NA	Y	N	4672544
COMPA, GREGORY	I	DIRECTOR	12/2018	NA	Y	N	5324133
COTTER, RICHARD JOSEPH JR	I	PRINCIPAL FINANCIAL OFFICER	04/2009	NA	Y	N	1611037
GALINDO, JORGE ALBERTO JR	I	PRINCIPAL OPERATIONS OFFICER	09/2018	NA	Y	N	2501261
MCKEON, ALFRED PETER	I	PRESIDENT	09/2004	NA	Y	N	1666355
SULLIVAN, MICHAEL FRANCIS	I	CHIEF COMPLIANCE OFFICER	10/2018	NA	Y	N	3254037
TRADEWEB IDB MARKETS	DE	OWNER	10/2008	E	Y	N	26-3349289
ZUCKER, SCOTT DAVID	I	CHIEF ADMINISTRATIVE OFFICER & ASSISTANT SECRETARY	10/2008	NA	Y	N	4632822